UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share**

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

Lu Feng

Dongfeng Asset Management Co. Ltd.

Special No. 1 Dongfeng Road

Wuhan Economic and Technology Development Zone

Wuhan, Hubei Province

People’s Republic of China

Tel: +86.21.5151.8888

With a copy to:

James A. Mercer III

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: +1.858.720.7469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing two Class A Common Shares.

*** CUSIP applies to American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100

1.	Names of Reporting Persons. Dongfeng Asset Management Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0 Class A Common Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0 Class A Common Shares
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Class A Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 on Schedule 13D/A (this “Amendment”) amends and supplements the Schedule 13G filed by Dongfeng Asset Management Co. Ltd. (“Dongfeng”) with the Securities and Exchange Commission (the “SEC”) on February 12, 2015, as subsequently amended by the Amendment No. 1 filed with the SEC on May 1, 2018 and by Amendment No. 2 filed with the SEC on February 27, 2019 (as amended, the “Schedule 13D”), with respect to the Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect.

This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for Dongfeng, as Dongfeng beneficially own less than five percent of the Common Shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by adding the following:

On April 9, 2019, the Issuer, Parent and Merger Sub announced the closing (the “Closing”) of the transactions contemplated by the Amended and Restated Merger Agreement. Pursuant to the Amended and Restated Merger Agreement, the parties thereto consummated a series of transactions pursuant to which, among other things, Merger Sub was merged with and into the Issuer, with the Issuer surviving such merger as a wholly-owned subsidiary of Parent. In connection with the Closing, Common Shares and ADSs of the Issuer converted into the right to receive certain merger consideration, other than (i) Rollover Shares (as defined in the Amended and Restated Contribution Agreement) contributed by the Amended Investor Group, (ii) Common Shares held by the Parent, Holdco, the Issuer or their subsidiaries, and (iii) Common Shares held by shareholders who validly exercise their rights to dissent (which were cancelled and entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law). In connection with the Closing, Dongfeng contributed 100% of its Common Shares to Holdco as Rollover Shares pursuant to the Amended and Restated Contribution and Support Agreement.

On the consummation of the Merger, the Issuer became a wholly owned subsidiary of Parent, the ADSs were delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic reports under the Act were terminated, and the Issuer became privately held by the Investors. The Closing resulted, or will result, in a number of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger) to consist solely of persons designated by the Reconstituted Consortium, causing a class of securities of the Issuer to be delisted from a national securities exchange, a class of equity securities of the Issuer becoming eligible for termination of registration and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer has become a privately held company.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Schedule 13D, as amended hereby, and the agreements referenced therein, copies of which are referenced or attached thereto, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) As of the date of this Amendment, Dongfeng does not beneficially own any Common Shares.

(b) As of the date of this Amendment, Dongfeng does not have any voting power or dispositive power over any Common Shares.

(c) Except as contemplated by Item 4 of this Amendment, Dongfeng has not affected any transactions in the Common Shares during the prior 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of April 9, 2019, Dongfeng ceased to be the beneficial owner of more than 5% of the Common Shares. Therefore, this Amendment constitutes the final amendment to the Schedule 13D.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019	DONGFENG ASSET MANAGEMENT CO. LTD.

	By:	/s/ Lu Feng
Lu Feng General Manager